Tombstone Exploration Corporation

6529 E Friess Drive

Scottsdale, Arizona, 85254

Office (480) 588-8920

March 24, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street N.E.

Washington DC 20549

Re:	Tombstone Exploration Corporation
Form 20-F for the fiscal year ended December 31, 2021
Filed June 29, 2022
File No. 000-29922

Dear Messrs. Schuler & Arakawa:

Tombstone Exploration Corporation (the “Company”), a Canadian Federal Corporation (the “Company”), has received and reviewed your letter February 22, 2023, pertaining to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2021, as filed with the Securities & Exchange Commission (the “Commission”) on June 29, 2022, and amended on January 31, 2023.

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 22, 2023.

Amendment No. 1 to Form 20-F for the Year Ended December 31, 2021

The Bonanza Project, page 12

1. We note your response to prior comment 6 and that you continue to disclose at page 12 that "extensive exploration of the property has revealed significant gold and silver reserves, as previously described in the April 15, 2020 press release." In order to avoid confusion about the establishment of reserves under SK-1300, please revise your disclosures to eliminate any reference in your filing that indicates that you have reserves on your properties.

RESPONSE: We have amended the Filing in the above referenced section as well throughout to eliminate any reference that would indicate we have reserves on any of our properties.

CONCLUSION

In connection with the Company’s responding to the comments set forth in the February 22, 2023, letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Tombstone Exploration Corporation

Dated: March 24, 2023	/s/ Alan Brown
Mr. Alan Brown
Director and Chief Executive Officer (Principal Executive Officer)